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                                                                    Exhibit 99.2


[VIVENDI UNIVERSAL LOGO]








       COURT GRANTS VIVENDI UNIVERSAL'S REQUEST TO CONSOLIDATE LIBERTY
                              MEDIA COMPLAINT




PARIS, MAY 15, 2003 - Vivendi Universal (PARIS BOURSE: EX FP; NYSE: V) announced today that United States District Court for the Southern District of New York has granted Vivendi Universal's request and consolidated for all pretrial purposes the complaint filed on March 28, 2003 by Liberty Media against Vivendi Universal with the consolidated class action complaint filed earlier this year against Vivendi Universal on behalf of certain Vivendi Universal shareholders. The Court found that the questions of fact and law raised in Liberty Media's action were similar to those raised in the shareholders' class action and therefore, that it was in the interest of justice to consolidate the two cases.




CONTACTS:

MEDIA
PARIS
Antoine Lefort
+33 (1).71.71.1180
Agnes Vetillart
+33 (1).71.71.3082
Alain Delrieu
+33 (1).71.71.1086

NEW YORK
Anita Larsen
(1) 212.572.1118